Exhibit 99.1

LightInTheBox Reports Third Quarter 2022 Financial Results

Singapore, November 25, 2022 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter and First Nine Months 2022 Financial Highlights

	Three Months Ended		Year-over-	Nine Months Ended		Year-over-
	September 30,	September 30,	Year %	September 30,	September 30,	Year %
In millions, except percentages	2021	2022	Change	2021	2022	Change
Total revenues	$98.7	$121.0	22.6%	$333.0	$347.2	4.3%
- Apparel sales	$61.9	$99.6	60.8%	$196.3	$275.6	40.4%
Apparel sales/total revenues	62.7%	82.3%		59.0%	79.4%
Gross margin	44.5%	57.9%		46.0%	54.9%
Net (loss) / income	$(6.1)	$(0.4)		$4.7	$(8.3)
Adjusted EBITDA	$(5.1)	$0.4		$11.7	$(5.7)

	As of September 30,	As of September 30,
In millions	2021	2022
Cash, cash equivalents and restricted cash	$50.2	$57.0

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “We delivered solid financial performance in the third quarter of 2022 despite macro headwinds including rampant inflation, foreign exchange volatility, high energy prices and consumption contraction in many of our markets. Revenue growth accelerated with a 23% year-over-year increase, adjusted EBITDA was $0.4 million, and net loss narrowed further to $0.4 million. This is again a testament to our proven strategy, strong execution capabilities and differentiated competitiveness, making us stand out in a tough market. This improved performance is primarily the result of our ongoing product shift to mainly apparels. Going forward, we will embark on a campaign to re-position our brand among our valued customers in line with this our product strategy. We will continue to consolidate our strengths in supply chain management, optimize operational efficiency and customer experience to navigate through uncertainties and deliver long-term growth.”

Third Quarter 2022 Financial Results

Total revenues increased by 22.6% year-over-year to $121.0 million from $98.7 million in the same quarter of 2021. Sales from apparel increased by 60.8% to $99.6 million in the third quarter of 2022, compared with $61.9 million in the same quarter of 2021. Revenues from apparel represented 82.3% of total revenues in the third quarter of 2022, and 62.7% in the same quarter of 2021.

Total cost of revenues was $51.0 million in the third quarter of 2022, compared with $54.8 million in the same quarter of 2021.

Gross profit in the third quarter of 2022 was $70.0 million, compared with $43.9 million in the same quarter of 2021. Gross margin was 57.9% in the third quarter of 2022, compared with 44.5% in the same quarter of 2021. The increase in gross margin was a result of the Company’s continuous efforts to optimize its product mix to apparel sales.

Total operating expenses in the third quarter of 2022 were $70.5 million, compared with $50.5 million in the same quarter of 2021.

•	Fulfillment expenses in the third quarter of 2022 were $7.1 million, compared with $7.2 million in the same quarter of 2021. As a percentage of total revenues, fulfillment expenses were 5.9% in the third quarter of 2022, compared with 7.3% in the same quarter of 2021 and 5.9% in the second quarter of 2022.

•	Selling and marketing expenses in the third quarter of 2022 were $53.1 million, compared with $34.0 million in the same quarter of 2021. As a percentage of total revenues, selling and marketing expenses were 43.9% for the third quarter of 2022, compared with 34.4% in the same quarter of 2021 and 44.0% in the second quarter of 2022.

•	G&A expenses in the third quarter of 2022 were $10.3 million, compared with $9.3 million in the same quarter of 2021. As a percentage of total revenues, G&A expenses were 8.5% for the third quarter of 2022, compared with 9.4% in the same quarter of 2021 and 7.3% in the second quarter of 2022. Included in G&A expenses, R&D expenses in the third quarter of 2022 were $4.8 million, compared with $5.5 million in the same quarter of 2021 and $4.7 million in the second quarter of 2022.

Loss from operations was $0.5 million in the third quarter of 2022, compared with $6.6 million in the same quarter of 2021.

Net loss was $0.4 million in the third quarter of 2022, compared with $6.1 million in the same quarter of 2021.

Net loss per American Depository Share (“ADS”) was nil in the third quarter of 2022, compared with net loss per ADS of $0.05 in the same quarter of 2021. Each ADS represents two ordinary shares. The diluted net loss per ADS in the third quarter of 2022 was nil, compared with the diluted net loss per ADS of $0.05 in the same quarter of 2021.

In the third quarter of 2022, the Company’s basic weighted average number of ADSs used in computing the net loss per ADS was 113,120,919.

Adjusted EBITDA, which represents income/(loss) from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $0.4 million in the third quarter of 2022, compared with a loss of $5.1 million in the same quarter of 2021.

As of September 30, 2022, the Company had cash and cash equivalents and restricted cash of $57.0 million, compared with $50.2 million as of September 30, 2021.

First Nine Months of 2022 Financial Results

Total revenues increased 4.3% year-over-year to $347.2 million from $333.0 million in the same period of 2021. Revenues from apparel increased by 40.4% to $275.6 million in the first nine months of 2022, compared with $196.3 million in the same period of 2021, representing 79.4% of total revenues in the first nine months of 2022, and 59.0% in the same period of 2021.

Total cost of revenues was $156.5 million in the first nine months of 2022, compared with $179.6 million in the same period of 2021.

Gross profit in the first nine months of 2022 was $190.7 million, compared with $153.3 million in the same period of 2021. Gross margin was 54.9% in the first nine months of 2022, compared with 46.0% in the same period of 2021. The increase in gross margin was a result of the Company’s continuous efforts to switch our product mix to apparels with higher margins.

Total operating expenses in the first nine months of 2022 were $200.0 million, compared with $161.9 million in the same period of 2021.

•	Fulfillment expenses in the first nine months of 2022 were $21.8 million, compared with $22.1 million in the same period of 2021. As a percentage of total revenues, fulfillment expenses were 6.3% in the first nine months of 2022, compared with 6.6% in the same period of 2021.

•	Selling and marketing expenses in the first nine months of 2022 were $150.4 million, compared with $113.1 million in the same period of 2021. As a percentage of total revenues, selling and marketing expenses were 43.3% for the first nine months of 2022, compared with 34.0% in the same period of 2021.

•	G&A expenses in the first nine months of 2022 were $28.0 million, compared with $27.2 million in the same period of 2021. As a percentage of total revenues, G&A expenses were 8.1% for the first nine months of 2022, compared with 8.2% in the same period of 2021. Included in G&A expenses, R&D expenses in the first nine months of 2022 were $14.1 million, compared with $15.5 million in the same period of 2021.

Loss from operations was $9.3 million in the first nine months of 2022, compared with $8.6 million in the same period of 2021.

Other income, net was $1.0 million in the first nine months of 2022, compared with $17.6 million in the same period of 2021. Included in other income, net, change in fair value on our equity investment was $0.8 million in the first nine months of 2022, compared with $17.1 million in the same period of 2021. The gain in fair value change on our equity investment, after respective income tax of $nil, was $0.8 million in the first nine months of 2022, compared with $12.8 million after respective income tax of $4.3 million in the same period of 2021.

Net loss was $8.3 million in the first nine months of 2022, compared with net income of $4.7 million in the same period of 2021.

Net loss per American Depository Share (“ADS”) was $0.07 in the first nine months of 2022, compared with net income per ADS of $0.04 in the same period of 2021. Each ADS represents two ordinary shares. The diluted net loss per ADS for the first nine months of 2022 was $0.07, compared with the diluted net income per ADS of $0.04 in the same period of 2021.

In the first nine months of 2022, the Company’s basic weighted average number of ADSs used in computing the net loss per ADS was 113,077,340.

Adjusted EBITDA, which represents (loss) / income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was negative $5.7 million in the first nine months of 2022, compared with income of $11.7 million in the same period of 2021.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, and facilitate investors’ understanding of the past performance and future prospect.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on November 25, 2022 (9:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10026943-hf85yq.html. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through December 2, 2022. The dial-in details are:

US/Canada:	+1-855-883-1031
Hong Kong:	800-930-639
Replay PIN:	10026943

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com/, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of September 30 ,
	2021	2022
ASSETS
Current Assets
Cash and cash equivalents	55,942	52,469
Restricted cash	3,660	4,566
Accounts receivable, net of allowance for credit losses	1,625	735
Amounts due from related parties	2,730	-
Inventories	11,997	11,248
Prepaid expenses and other current assets	7,947	9,877
Total current assets	83,901	78,895
Property and equipment, net	3,312	2,993
Intangible assets, net	8,232	6,008
Goodwill	30,440	27,342
Operating lease right-of-use assets	11,584	11,435
Long-term rental deposits	1,218	1,173
Long-term investments	56,383	57,232
Other non-current assets	296	79
TOTAL ASSETS	195,366	185,157

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	23,535	17,588
Advance from customers	24,789	26,581
Operating lease liabilities	3,784	4,857
Accrued expenses and other current liabilities	57,819	63,614
Total current liabilities	109,927	112,640

Operating lease liabilities	7,864	7,388
Long-term payable	78	42
Deferred tax liabilities	517	519
Unrecognized tax benefits	13,101	11,740
TOTAL LIABILITIES	131,487	132,329

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,382	282,457
Treasury shares	(29,309)	(29,309)
Accumulated other comprehensive income	2,737	(73)
Accumulated deficit	(192,072)	(200,264)
Non-controlling interests	124	-
TOTAL EQUITY	63,879	52,828
TOTAL LIABILITIES AND EQUITY	195,366	185,157

LightInTheBox Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2021	2022	2021	2022
Revenues
Product sales	95,961	117,980	324,720	339,151
Services and others	2,744	3,047	8,233	7,999
Total revenues	98,705	121,027	332,953	347,150
Cost of revenues
Product sales	(54,018)	(49,570)	(177,051)	(152,854)
Services and others	(784)	(1,437)	(2,592)	(3,604)
Total Cost of revenues	(54,802)	(51,007)	(179,643)	(156,458)
Gross profit	43,903	70,020	153,310	190,692
Operating expenses
Fulfillment	(7,196)	(7,116)	(22,061)	(21,754)
Selling and marketing	(33,991)	(53,100)	(113,113)	(150,357)
General and administrative	(9,310)	(10,315)	(27,220)	(28,042)
Other operating income	37	39	445	131
Total operating expenses	(50,460)	(70,492)	(161,949)	(200,022)
Loss from operations	(6,557)	(472)	(8,639)	(9,330)
Interest income	27	20	47	37
Interest expense	(3)	(1)	(11)	(4)
Other income, net	368	45	17,577	990
Total other income	392	64	17,613	1,023
(Loss) / Income before income taxes	(6,165)	(408)	8,974	(8,307)
Income tax benefit / (expense)	29	-	(4,260)	(9)
Net (loss) / income	(6,136)	(408)	4,714	(8,316)
Less: Net (loss) / income attributable to non-controlling interests	(121)	-	40	-
Net (loss) / income attributable to LightInTheBox Holding Co., Ltd.	(6,015)	(408)	4,674	(8,316)

Weighted average numbers of shares used in calculating (loss) / income per ordinary share
—Basic	224,320,504	226,241,837	224,220,060	226,154,680
—Diluted	224,320,504	226,241,837	226,615,330	226,154,680

Net (loss) / income per ordinary share
—Basic	(0.03)	(0.00)	0.02	(0.04)
—Diluted	(0.03)	(0.00)	0.02	(0.04)

Net (loss) / income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.05)	(0.00)	0.04	(0.07)
—Diluted	(0.05)	(0.00)	0.04	(0.07)

LightInTheBox Holding Co., Ltd.
Unaudited Reconciliations of GAAP and Non-GAAP Results
(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2021	2022	2021	2022
Net (loss) / income	(6,136)	(408)	4,714	(8,316)

Less: Interest income	27	20	47	37
Interest expense	(3)	(1)	(11)	(4)
Income tax expense	29	0	(4,260)	(9)
Depreciation and amortization	(990)	(854)	(2,482)	(2,568)
EBITDA	(5,199)	427	11,420	(5,772)

Less: Share-based compensation	(57)	(9)	(255)	(75)
Adjusted EBITDA*	(5,142)	436	11,675	(5,697)

* Adjusted EBITDA represents income / (loss) from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.